UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43205

Xanadu Quantum Technologies Limited

(Translation of registrant’s name into English)

777 Bay Street, Toronto, Ontario M5G 2C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Standby Equity Purchase Agreement

On May 20, 2026 (the “Effective Date”), Xanadu Quantum Technologies Limited, a corporation incorporated under the Business Corporations Act (Ontario) (the “Company”), entered into a standby equity purchase agreement (the “Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company has the right to sell to Yorkville up to $300,000,000 of its subordinate voting shares, no par value (the “Subordinate Voting Shares”), subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Subordinate Voting Shares to Yorkville under the Purchase Agreement, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any securities to Yorkville under the Purchase Agreement. In accordance with its obligations under the Purchase Agreement, the Company intends to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register under the Securities Act of 1933, as amended (the “Securities Act”), the resale by Yorkville of Subordinate Voting Shares that the Company may elect, in its sole discretion, to issue and sell to Yorkville under the Purchase Agreement.

Upon the satisfaction of the conditions to Yorkville’s purchase obligation set forth in the Purchase Agreement, including that a registration statement be declared effective by the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion during the period beginning on the date of the Purchase Agreement and ending upon termination of the Purchase Agreement in accordance with its terms (the “Commitment Period”), to direct Yorkville to subscribe and purchase a specified number of Subordinate Voting Shares (each such sale, an “Advance”) by delivering a written notice to Yorkville (each, an “Advance Notice”). There is no mandatory minimum amount for any Advance and no non-usage fee for not utilizing the full commitment amount or any part thereof. The number of Subordinate Voting Shares the Company may request in any Advance Notice may not exceed the maximum advance amount set forth in the Purchase Agreement and is subject to the limitations described below, including the Exchange Cap (as defined in the Purchase Agreement) and the Ownership Limitation (as defined below).

The per share purchase price Yorkville will pay for the Subordinate Voting Shares (the “Purchase Price”) will equal 97.50% of the Market Price (as defined below), provided that if such price is less than the TSX Minimum Price (as defined below), the Purchase Price shall equal the applicable TSX Minimum Price. The Market Price is defined as the volume weighted average price of the Subordinate Voting Shares on the principal U.S. market on which the Subordinate Voting Shares are listed during the applicable pricing period, which is a one-day pricing period commencing upon Yorkville’s written confirmation of receipt of the applicable Advance Notice and ending at 4:00 p.m. New York City time on the same trading day (unless otherwise agreed by the parties or the pricing period is terminated pursuant to the terms of the Purchase Agreement). The TSX Minimum Price is the volume weighted average price of the Subordinate Voting Shares on the Toronto Stock Exchange (the “TSX”) during the five TSX trading day period immediately preceding the delivery of the applicable Advance Notice, less the maximum permitted discount provided in the TSX Company Manual, converted to U.S. dollars using the exchange rate quoted by the Bank of Canada at the time of submission of such Advance Notice.

The Company will control the timing and amount of any sales of Subordinate Voting Shares to Yorkville. Actual sales of the Company's Subordinate Voting Shares to Yorkville under the Purchase Agreement, if any, will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Company's Subordinate Voting Shares and determinations by the Company as to the appropriate sources of funding for its business and its operations.

Yorkville will not be obligated to purchase any Subordinate Voting Shares under the Purchase Agreement which, when aggregated with all other Subordinate Voting Shares then beneficially owned by Yorkville and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by Yorkville and its affiliates exceeding 4.99% of the then outstanding voting power or number of Subordinate Voting Shares (the “Ownership Limitation”).

The net proceeds under the Purchase Agreement to the Company will depend on the number of Subordinate Voting Shares the Company sells to Yorkville, the timing of such sales, and the prices at which the Company sells such shares to Yorkville. The Company expects that any proceeds received from such sales to Yorkville will be used for working capital and other general corporate purposes.

Yorkville has agreed that it and its affiliates will not engage in any short sales of the Subordinate Voting Shares during the Commitment Period, except that Yorkville may sell a number of Subordinate Voting Shares equal to the number of shares that it is unconditionally obligated to purchase under a pending Advance Notice but has not yet received from the Company or the Company's transfer agent.

The Purchase Agreement will automatically terminate on the earlier of (i) 36 months following the Effective Date or (ii) the date on which Yorkville shall have made payment of Advances pursuant to the Purchase Agreement for Subordinate Voting Shares equal to $300,000,000 in the aggregate. The Company may terminate the Purchase Agreement at any time upon written notice to Yorkville, provided that (i) there are no outstanding Advance Notices for which Subordinate Voting Shares have yet to be issued and paid for and (ii) the Company has paid all amounts owed to Yorkville pursuant to the Purchase Agreement. The Purchase Agreement may also be terminated at any time by mutual written consent of the parties. Neither the Company nor Yorkville may assign or transfer their respective rights and obligations under the Purchase Agreement, and no provision of the Purchase Agreement may be modified or waived other than by an instrument in writing signed by both parties.

As consideration for Yorkville’s commitment to purchase Subordinate Voting Shares at the Company's direction upon the terms and subject to the conditions set forth in the Purchase Agreement, the Company has paid Yorkville a structuring fee in the amount of $25,000 and is obligated to pay a commitment fee equal to 0.45% of the aggregate commitment amount under the Purchase Agreement (the “Commitment Fee”), which is fully earned upon execution of the Purchase Agreement. At the Company’s option, the Company elected to pay the Commitment Fee in cash, with 10% of the gross proceeds from each Advance deducted by Yorkville from the total Purchase Price payable to the Company from each such Advance until the Commitment Fee is paid in full. Any portion of the Commitment Fee that remains unpaid upon the termination of the Purchase Agreement, or upon the twelve-month anniversary of the date of the Purchase Agreement, shall be immediately paid by the Company to Yorkville in cash.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties.

The Company does not know what the Purchase Price for its Subordinate Voting Shares will be and therefore cannot be certain as to the number of shares it might issue to Yorkville under the Purchase Agreement. Although the Purchase Agreement provides that the Company may sell up to $300,000,000 of its Subordinate Voting Shares to Yorkville, the actual number of shares issued will depend on the Purchase Price at the time of each Advance.

If the Company elects to issue and sell Subordinate Voting Shares to Yorkville under the Purchase Agreement, the Company must ensure that any such shares are registered for resale under the Securities Act, which could cause additional dilution to the Company's shareholders.

There are substantial risks to the Company's shareholders as a result of the sale and issuance of Subordinate Voting Shares to Yorkville under the Purchase Agreement. These risks include the potential for substantial dilution and significant declines in the Company's share price. Issuances of the Company's Subordinate Voting Shares under the Purchase Agreement will not affect the rights or privileges of the Company's existing shareholders, except that the economic and voting interests of each of the Company's existing shareholders will be diluted as a result of any such issuance. Although the number of Subordinate Voting Shares that the Company's existing shareholders own will not decrease as a result of sales, if any, under the Purchase Agreement, the shares owned by the Company's existing shareholders will represent a smaller percentage of the Company's total outstanding shares after any such issuance to Yorkville.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, the form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On May 21, 2026, the Company published a press release entitled “Xanadu Announces up to $300 Million Synthetic At-The-Market Program”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This report does not constitute an offer to sell or the solicitation of offers to buy any securities of the Company, and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Exhibit Index

Exhibit No.	Description
10.1*	Standby Equity Purchase Agreement, dated May 20, 2026, by and between Xanadu Quantum Technologies Limited and YA II PN, Ltd.
99.1	Xanadu Announces up to $300 Million Synthetic At-The-Market Program

*	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The Company has based these forward-looking statements on current expectations and projections about future events. These statements include: the Program, including its size, the intended use of net proceeds therefrom, expected benefits thereof; the filing of a resale registration statement on Form F-1; the Company’s ability to continue scaling and executing on its long-term roadmap towards fault-tolerant quantum computing and the Company’s objective to strategically and prudently tap the equity market to fund its growth strategy.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements.

Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the Company's ability to maintain internal control over financial reporting and operate as a public company; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu; failure to realize the anticipated benefits of the business combination with Crane Harbor Acquisition Corp.; the Company's ability to issue equity or equity-linked securities in the future; risks related to the Program, including the potential for substantial dilution to existing shareholders resulting from the issuance of Class B subordinate voting shares thereunder, the risk that sales of such shares or the perception that such sales may occur, could cause the price of the Company's Class B subordinate voting shares to decline; and other factors described in the Company's filings with the SEC and the CSA, which factors are incorporated by reference herein. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings by the Company with the SEC and the CSA, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s management as of the date of this report; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that the Company “believes” and similar statements reflect the Company's beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 21, 2026	Xanadu Quantum Technologies Limited

	By:	/s/ Christian Weedbrook
	Name:	Christian Weedbrook
	Title:	Chief Executive Officer

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